                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                               TBK Partners, L.P.




                    Under the Securities Exchange Act of 1934

                         ALLSTATE FINANCIAL CORPORATION
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    020011102
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  July 9, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

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  CUSIP No.   020011102              13D                   Page  3  of  8
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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  TBC has sole voting power with respect to
                                  109,200 shares held in certain TBC accounts
                                  (as hereinafter defined). Additionally,
                                  certain of the members of TBC may be
                                  deemed to have sole power to vote certain
                                  shares as more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          0 shares, except that certain of the members
   WITH:                          of TBC may be deemed to have sole power to
                                  dispose of certain shares as more fully set
                                  forth herein.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  136,150 shares held in accounts of TBC (as
                                  hereinafter defined).
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        136,150 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.86%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD & IA & 00
--------------------------------------------------------------------------------

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  CUSIP No.    020011102              13D                   Page  4  of  8
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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  11,000 shares, except that the general
                                  partners in TBK, solely by reason of their
                                  positions as such, may be deemed to have
                                  shared power to vote these shares.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          11,000 shares, except that the general
   WITH:                          partners in TBK, solely by reason of their
                                  positions as such, may be deemed to have
                                  shared power to vote these shares.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,000 Shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.47%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

PRELIMINARY NOTE

         The persons filing this Amendment No. 3 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC and TBK dated March 4, 1994 ( the "Statement"). The filing of this Amendment No. 3 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 3 relates to the Common Stock, no par value (the "Common Stock"), of Allstate Financial Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices at 2700 South Quincy Street, Arlington, VA 22206.

         This Amendment No.3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended.
Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition of 15,000 shares of Common Stock transferred out of a TBC Account pursuant to client's instructions, as of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 136,150 shares of Common Stock, which constitutes approximately 5.86% of the 2,324,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 11,000 shares of Common Stock, which constitutes approximately 0.47% of the 2,324,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 147,150 shares, which constitutes approximately 6.33% of the 2,324,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK, or a member of TBC, is 147,150 shares, which constitutes approximately 6.33% of the 2,324,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 11,000 shares of Common Stock which constitutes approximately 0.47% of the 2,324,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC and TBK, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 136,150 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 109,200 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 109,200 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. During the 60-day period ended as of the date hereof, transactions in Common Stock effected by TBC are set forth below:


                                    NO OF SHARES                       PRICE
TBC ACCOUNTS                        SOLD                               PER SHARE
Not applicable                      15,000*                                  *


* Shares transferred out of a TBC Account pursuant to client's instructions

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         (e)      Not applicable.

                                    SIGNATURE

         Each of Tweedy, Browne Company LLC and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                              TWEEDY, BROWNE COMPANY LLC

                                              By     Christopher H. Browne
                                                     Member


                                              TBK PARTNERS, L.P.

                                              By     Christopher H. Browne
                                                     General Partner
Dated:   July 9, 1999